Cancellation of Promissory note

$125,000

Dated October 4, 2013

Let it be known that Titan Global Holdings, Ltd., (Titan) were to promote and market American Boarding Company, (Company) stock and increase shareholder value.  In lieu of those services Company issued a $125,000 promissory note for those services.

Now let it be known that Titan has failed to fulfill those obligations and thus has consented to cancellation of the note payable for $125,000 dated October 4, 2013.

With respect to this subject matter, this document constitutes the entire understanding of the parties superseding the aforementioned Promissory Note and all prior agreements.

There are no other understandings, representations, warranties or commitments with respect to cancellation of above Note payable.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of November 24, 2014

On behalf of American Boarding Company:

/s/ Reza Noorkayhani

CEO

/s/ Alain Law

On behalf of Titan Global Holdings, Ltd.: